Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except where noted)

	3 months ended June 30		6 months ended June 30
Unaudited	2026	2025	2026	2025
Revenues (Note 4)	487	433	1,052	1,191
Fuel and purchased power (Note 5)	106	173	271	450
Carbon compliance recovery (Note 5)	(52)	(74)	(13)	(25)
Gross margin	433	334	794	766
Operations, maintenance and administration (Note 5)	175	173	356	346
Depreciation and amortization	105	150	210	296
Asset impairment charges	11	13	5	28
Taxes, other than income taxes	11	12	24	24
Net other operating income	(13)	(12)	(37)	(26)
Operating income (loss)	144	(2)	236	98
Equity income	1	1	4	3
Fair value change in contingent consideration payable	—	—	—	34
Finance lease income	6	5	13	11
Interest income	7	6	14	11
Interest expense (Note 6)	(84)	(88)	(166)	(181)
Foreign exchange gain (loss)	6	(17)	4	(21)
Loss on sale of assets and other	—	—	(2)	(1)
Earnings (loss) before income taxes	80	(95)	103	(46)
Current income tax expense	26	46	38	59
Deferred income tax expense (recovery)	2	(35)	(4)	(41)
Net earnings (loss)	52	(106)	69	(64)
Net earnings (loss) attributable to:
Common shareholders	49	(99)	62	(53)
Non-controlling interests	3	(7)	7	(11)
	52	(106)	69	(64)

Net earnings (loss) attributable to TransAlta shareholders	49	(99)	62	(53)
Preferred share dividends declared (Note 12)	14	13	14	13
Net earnings (loss) attributable to common shareholders	35	(112)	48	(66)
Weighted average number of common shares outstanding in the period (millions)	302	297	300	297
Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 11)	0.12	(0.38)	0.11	(0.22)
See accompanying notes.

TransAlta Corporation	F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2026	2025	2026	2025
Net earnings (loss)	52	(106)	69	(64)
Other comprehensive (loss) income
Net actuarial gains on defined benefit plans, net of tax(1)	5	2	5	2
Total items that will not be reclassified subsequently to net earnings	5	2	5	2
Gains (losses) on translating net assets of foreign operations	8	(17)	20	(18)
(Losses) gains on financial instruments designated as hedges of foreign operations, net of tax(2)	(2)	13	(5)	14
(Losses) gains on derivatives designated as cash flow hedges, net of tax(3)	(16)	(27)	6	(28)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to net earnings, net of tax(4)	4	(19)	(1)	(28)
Total items that will be reclassified subsequently to net earnings	(6)	(50)	20	(60)
Other comprehensive (loss) income	(1)	(48)	25	(58)
Total comprehensive income (loss)	51	(154)	94	(122)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	48	(147)	87	(111)
Non-controlling interests	3	(7)	7	(11)
	51	(154)	94	(122)
(1)Net of income tax expense of $2 million for the three and six months ended June 30, 2026 (June 30, 2025 - $1 million expense for the three and six months).
(2)Net of income tax recovery of $1 million for the three and six months ended June 30, 2026 (June 30, 2025 – $2 million expense for the three and six months).
(3)Net of income tax recovery of $4 million and expense of $3 million for the three and six months ended June 30, 2026 (June 30, 2025 – $3 million and $5 million recovery).
(4)Net of reclassification of income tax recovery of nil and $1 million for the three and six months ended June 30, 2026 (June 30, 2025 – $8 million and $10 million recovery).

See accompanying notes.

F2	TransAlta Corporation

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars) (Unaudited)

As at	June 30, 2026	Dec. 31, 2025

Current assets
Cash and cash equivalents	302	205
Restricted cash (Note 10)	60	78
Trade and other receivables	659	699
Prepaid expenses and other	85	51
Risk management assets (Note 7 and 8)	165	162
Inventory	126	111
Assets held for sale	30	30
	1,427	1,336
Non-current assets
Investments	153	144
Long-term portion of finance lease receivables	311	277
Risk management assets (Note 7 and 8)	37	32
Property, plant and equipment (Note 3 and 9)	5,671	5,665
Right-of-use assets	111	111
Intangible assets	230	243
Goodwill (Note 3)	523	516
Deferred income tax assets	51	41
Long-term financial assets (Note 7)	143	140
Other assets	185	156
Total assets	8,842	8,661

Current liabilities
Accounts payable, accrued liabilities and other current liabilities (Note 5)	516	613
Current portion of decommissioning and other provisions	92	84
Risk management liabilities (Note 7 and 8)	126	156
Dividends payable (Note 11 and 12)	21	52
Exchangeable securities	750	750
Current portion of long-term debt and lease liabilities (Note 10)	186	175
	1,691	1,830
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 10)	3,303	3,418
Decommissioning and other provisions (Note 3)	824	807
Deferred income tax liabilities	434	423
Risk management liabilities (Note 7 and 8)	548	519
Contract liabilities	28	26
Defined benefit obligation and other long-term liabilities	165	173
Total liabilities	6,993	7,196

Equity
Common shares (Note 11)	3,513	3,169
Preferred shares (Note 12)	942	942
Contributed surplus	28	42
Deficit	(2,703)	(2,730)
Accumulated other comprehensive income (loss)	1	(24)
Equity attributable to shareholders	1,781	1,399
Non-controlling interests	68	66
Total equity	1,849	1,465
Total liabilities and equity	8,842	8,661
Commitments and contingencies (Note 14)

See accompanying notes.

TransAlta Corporation	F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited 6 months ended June 30, 2026	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2025	3,169	942	42	(2,730)	(24)	1,399	66	1,465
Net earnings	—	—	—	62	—	62	7	69
Other comprehensive income:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	15	15	—	15
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	5	5	—	5
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	5	5	—	5
Total comprehensive earnings	—	—	—	62	25	87	7	94
Common shares issued (Note 11)	338	—	—	—	—	338	—	338
Common share dividends declared (Note 11)	—	—	—	(21)	—	(21)	—	(21)
Preferred share dividends declared (Note 12)	—	—	—	(14)	—	(14)	—	(14)
Share-based payment plans and stock options exercised	6	—	(14)	—	—	(8)	—	(8)
Distributions declared to non-controlling interests	—	—	—	—	—	—	(5)	(5)
Balance, June 30, 2026	3,513	942	28	(2,703)	1	1,781	68	1,849

6 months ended June 30, 2025	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2024	3,179	942	42	(2,458)	41	1,746	97	1,843
Net loss	—	—	—	(53)	—	(53)	(11)	(64)
Other comprehensive loss:
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(4)	(4)	—	(4)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(56)	(56)	—	(56)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	2	2	—	2
Total comprehensive loss	—	—	—	(53)	(58)	(111)	(11)	(122)
Common share dividends declared	—	—	—	(19)	—	(19)	—	(19)
Preferred share dividends declared	—	—	—	(13)	—	(13)	—	(13)
Shares purchased under normal course issuer bid (NCIB) (Note 11)	(20)	—	—	(4)	—	(24)	—	(24)
Share-based payment plans and stock options exercised	7	—	(7)	—	—	—	—	—
Distributions declared to non-controlling interests	—	—	—	—	—	—	(2)	(2)
Balance, June 30, 2025	3,166	942	35	(2,547)	(17)	1,579	84	1,663
See accompanying notes.

F4	TransAlta Corporation

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2026	2025	2026	2025
Operating activities
Net earnings (loss)	52	(106)	69	(64)
Depreciation and amortization	105	150	210	296
Accretion of provisions (Note 6)	12	14	25	29
Decommissioning and restoration costs settled	(8)	(11)	(14)	(20)
Deferred income tax expense (recovery)	2	(35)	(4)	(41)
Unrealized loss (gain) from commodity risk management activities	1	169	(24)	157
Unrealized foreign exchange (gain) loss	(7)	20	4	20
Provisions and contract liabilities	(8)	(2)	(1)	(34)
Asset impairment charges	11	13	5	28
Other non-cash items	22	26	16	(9)
Cash flow from operations before changes in working capital	182	238	286	362
Change in non-cash operating working capital balances (Note 13)	(120)	(81)	(101)	(198)
Cash flow from operating activities	62	157	185	164
Investing activities
Additions to property, plant and equipment (Note 9)	(45)	(73)	(72)	(105)
Restricted cash (Note 10)	1	1	21	19
Acquisitions, net of cash acquired (Note 3)	(1)	(1)	(107)	(2)
Net decrease (increase) in long-term financial assets (Note 7)	(5)	—	4	(107)
Decrease in finance lease receivable	8	7	16	15
Long-term prepaids and other	(15)	(6)	(4)	(15)
Change in non-cash investing working capital balances	(12)	15	(20)	(6)
Cash flow used in investing activities	(69)	(57)	(162)	(201)
Financing activities
Net proceeds on issuance of common shares (Note 11)	338	—	338	—
Net (decrease) increase under credit facilities and other borrowings (Note 10)	(207)	4	(98)	(343)
Repayment of long-term debt (Note 10)	(56)	(64)	(91)	(90)
Issuance of long-term debt (Note 10)	—	—	—	450
Dividends paid on common shares (Note 11)	(20)	(18)	(39)	(36)
Dividends paid on preferred shares (Note 12)	(14)	(13)	(27)	(26)
Repurchase of common shares under NCIB (Note 11)	—	(21)	—	(24)
Distributions paid to subsidiaries' non-controlling interests	(4)	(2)	(5)	(2)
Financing fees and other	(3)	—	(6)	(5)
Change in non-cash financing working capital balances	(2)	(1)	(2)	(1)
Cash flow from (used in) financing activities	32	(115)	70	(77)
Cash flow from (used in) operating, investing and financing activities	25	(15)	93	(114)
Effect of translation on foreign currency cash	3	(1)	4	(1)
Increase (decrease) in cash and cash equivalents	28	(16)	97	(115)
Cash and cash equivalents, beginning of period	274	238	205	337
Cash and cash equivalents, end of period	302	222	302	222
Cash taxes paid	27	27	66	94
Cash interest paid	49	74	115	138
Cash interest received	7	6	14	10
See accompanying notes.

TransAlta Corporation	F5

Notes to the Condensed Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (TransAlta or the Company) was incorporated under the Canada Business Corporations Act in March 1985 and became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standard (IFRS) and International Accounting Standard (IAS) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except as described in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company's most recent audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Company and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the Board) on July 30, 2026.
C. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimates are made and that could significantly affect the amounts recognized in the unaudited interim condensed consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance.
Refer to Note 2(Q) of the Company's 2025 audited annual consolidated financial statements for further details on the significant accounting judgments and key sources of estimation uncertainty.
Business Combinations
The fair value of assets acquired and liabilities assumed in a business combination, is estimated based on information available at the date of acquisition. While management uses best estimates and assumptions to accurately value assets acquired and liabilities assumed at the date of acquisition, estimates are inherently uncertain and subject to refinement.

F6	TransAlta Corporation

Accounting for business combinations requires significant judgment, estimates and assumptions at the acquisition date. In developing estimates of fair values at the acquisition date, management uses a variety of factors including market data, market prices, capacity, historical and future expected cash flows, growth rates and discount rates. Information regarding a business combination that occurred during the six months ended June 30, 2026 has been included in Note 3.
2. Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2025, except for the adoption of new standards effective as of Jan. 1, 2026.
A. Current Accounting Changes
Amendments to IFRS 9 and IFRS 7 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar) contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions.
The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. Specifically, the amendments will now allow for hedge accounting to be applied in instances where there is variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions.
The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026.
In accordance with the permitted transitional provisions, effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing Virtual Power Purchase Agreements (VPPAs) within the Wind and Solar segment as held for hedging and has applied hedge accounting. As a result, the effective portion of changes in the fair value of these hedging derivatives, arising on or after Jan. 1, 2026, will be recognised in OCI while any ineffective portion will be recognized in net earnings. The transitional provisions did not permit retrospective designation. Refer to Note 8 Risk Management for details.
Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The amendments clarified the date of recognition and derecognition of financial assets and liabilities, including an exception for certain financial liabilities settled through an electronic payment system. The amendments also clarified the requirements for assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The amendments did not have a material impact on the consolidated financial statements.
B. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the IASB. The following standards have been issued but are not yet in effect.
IFRS 18 — Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements.
C. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TransAlta Corporation	F7

3. Business Acquisitions
TransAlta to Acquire Mountain Peak Power and Canyon Peak Power
On June 3, 2026, the Company announced that it had entered into an agreement (the "Agreement") with an indirect subsidiary of Blackstone, Inc., to acquire Mountain Peak Power and Canyon Peak Power, two fully contracted natural gas-fired peaking facilities totaling 318 MW near Denver, Colorado. The purchase price for the acquisition is US$1 billion, including the assumption of US$750 million of project debt and US$250 million of equity. The equity portion was funded by a common share offering for $350 million completed during the three months ended June 30, 2026 (Note 11). The Acquisition is subject to Canyon Peak Power achieving commercial in-service as well as customary closing conditions, including receipt of regulatory approvals. The Acquisition is expected to close in the fourth quarter of 2026.
Acquisition of Far North
On Feb. 2, 2026, the Company acquired all issued and outstanding common shares of Far North Corporation (Far North) from an affiliate of Hut 8 Corp. (the Far North Acquisition). The Far North Acquisition, which includes Far North and its subsidiaries' entire business operations in
Ontario consisting of four natural gas-fired generation facilities totaling 310 MW, was completed for an aggregate purchase price of $107 million including working capital adjustments of $12 million. The Far North Acquisition was funded through a combination of cash on hand and draws on the Company's credit facilities.
The acquired tangible assets and assumed liabilities are recorded at their estimated fair values at the date of the Acquisition. The total consideration was allocated to the tangible acquired and liabilities assumed, with any excess recorded to goodwill. Goodwill of $6 million recognized on the transaction is a result of net deferred tax liabilities recognized on the transaction, which are recorded at the Company's effective tax rate without discounting. None of the goodwill is expected to be deductible for tax purposes.
The preliminary purchase price allocation reflects management's best estimate of the fair value of the acquired assets and liabilities based on the analysis of information obtained to date. Management is continuing to obtain specific information to support the valuation of the decommissioning provision, property, plant and equipment, and deferred taxes. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from the date of acquisition.
The following table summarizes the preliminary fair values that were assigned to the net assets acquired as at the Acquisition Date.

Feb. 2, 2026
Current Assets and Non-Current Assets
Cash and cash equivalents	1
Trade and other receivables	9
Prepaid expenses and other	6
Inventory	2
Property, plant and equipment	102
Deferred income tax assets	5
Current Liabilities and Non-Current Liabilities
Accounts payable and accrued liabilities	4
Decommissioning provision non-current portion	9
Deferred income tax liabilities	11
Total identifiable net assets at fair value	101
Goodwill arising on acquisition	6
Net assets acquired	107
Total purchase consideration transferred in cash	107
Revenue generated by the Far North Acquisition for the period Feb. 2, 2026 to June 30, 2026 was $12 million. Net loss before taxes for the same period was $2 million.
Had Far North been acquired at the beginning of the year, the assets would have contributed $15 million to revenues and a $3 million loss to net earnings before taxes on a proforma basis.

F8	TransAlta Corporation

4. Revenue
Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental and tax attributes, and from asset optimization activities, which the
Company disaggregates into the following groups to determine how economic factors affect the recognition of revenue.

	Reportable Segments(1)
3 months ended June 30, 2026	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	13	58	162	—	—	3	236
Environmental and tax attributes(3)	28	39	2	2	(46)	—	25
Revenue from contracts with customers	41	97	164	2	(46)	3	261
Revenue from derivatives and other trading activities(4)	11	1	68	25	—	—	105
Revenue from merchant sales	45	8	57	—	—	—	110
Other(5)	3	4	4	—	—	—	11
Total revenue	100	110	293	27	(46)	3	487
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	28	57	2	2	(46)	3	46
Over time	13	40	162	—	—	—	215
Total revenue from contracts with customers	41	97	164	2	(46)	3	261

	Reportable Segments(1)
3 months ended June 30, 2025	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	13	62	198	5	—	2	280
Environmental and tax attributes(3)	60	39	4	—	(67)	—	36
Revenue from contracts with customers	73	101	202	5	(67)	2	316
Revenue from derivatives and other trading activities(4)	(16)	(62)	(67)	33	—	56	(56)
Revenue from merchant sales	69	13	65	—	—	14	161
Other(5)	3	4	4	—	—	1	12
Total revenue	129	56	204	38	(67)	73	433
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	60	23	4	—	(67)	2	22
Over time	13	78	198	5	—	—	294
Total revenue from contracts with customers	73	101	202	5	(67)	2	316
(1)Refer to Note 16 Segment disclosures for details.
(2)The elimination of intercompany sales is reflected in the Corporate segment with $26 million attributed to Hydro (June 30, 2025 - $52 million), $18 million attributed to Wind and Solar (June 30, 2025 - $15 million), and $2 million attributed to Energy Marketing (June 30, 2025 - nil).
(3)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(4)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions. Effective Jan. 1, 2026, the Company applied hedge accounting to certain VPPAs within the Wind and Solar segment prospectively. Accordingly, the effective portion of unrealized gains or losses on the hedging instruments was recognized through OCI. Refer to Note 8 for details.
(5)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F9

	Reportable Segments(1)
6 months ended June 30, 2026	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	20	127	321	4	—	5	477
Environmental and tax attributes(3)	28	63	6	2	(46)	—	53
Revenue from contracts with customers	48	190	327	6	(46)	5	530
Revenue from derivatives and other trading activities(4)	21	(4)	157	60	1	—	235
Revenue from merchant sales	82	33	152	—	—	—	267
Other(5)	6	9	5		—	—	20
Total revenue	157	228	641	66	(45)	5	1,052
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	28	63	6	2	(46)	5	58
Over time	20	127	321	4	—	—	472
Total revenue from contracts with customers	48	190	327	6	(46)	5	530

	Reportable Segments(1)
6 months ended June 30, 2025	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	18	144	360	9	2	5	538
Environmental and tax attributes(3)	70	65	11	—	(68)	—	78
Revenue from contracts with customers	88	209	371	9	(66)	5	616
Revenue from derivatives and other trading activities(4)	6	(95)	36	56	—	119	122
Revenue from merchant sales	116	33	180	—	—	102	431
Other(5)	5	9	7	—	—	1	22
Total revenue	215	156	594	65	(66)	227	1,191
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	70	32	11	—	(68)	5	50
Over time	18	177	360	9	2	—	566
Total revenue from contracts with customers	88	209	371	9	(66)	5	616
(1)Refer to Note 16 Segment disclosures for details.
(2)The elimination of intercompany sales is reflected in the Corporate segment with $26 million attributed to Hydro (June 30, 2025 - $52 million), $18 million attributed to Wind and Solar (June 30, 2025 - $16 million), and $1 million attributed to Energy Marketing (June 30, 2025 - $(2) million).
(3)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(4)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions. Effective Jan. 1, 2026, the Company applied hedge accounting to certain VPPAs within the Wind and Solar segment prospectively. Accordingly, the effective portion of unrealized gains or losses on the hedging instruments was recognized through OCI. Refer to Note 8 for details.
(5)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F10	TransAlta Corporation

5. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration (OM&A)
Fuel and purchased power and OM&A expenses classified by nature are as follows:

	3 months ended June 30				6 months ended June 30
	2026		2025		2026		2025
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	75	—	88	—	214	—	230	—
Coal fuel costs	—	—	10	—	—	—	54	—
Royalty, land lease, other direct costs	12	—	10	—	18	—	16	—
Purchased power	19	—	65	—	39	—	150	—
Salaries and benefits	—	88	—	77	—	187	—	153
Other operating expenses(1)	—	87	—	96	—	169	—	193
Total	106	175	173	173	271	356	450	346
(1)Other operating expenses include contracted manpower, materials, insurance, office costs and other administrative and overhead costs.
Carbon Compliance
As at June 30, 2026, the Company holds 580,417 emission credits in inventory that were purchased externally with a recorded book value of $26 million (Dec. 31, 2025 — 383,192 emission credits with a recorded book value of $14 million). The Company also has 1,501,737 (Dec. 31, 2025 — 1,860,384) of internally generated eligible emission credits, including credits pending serialization by the issuing authority, from the Company's Wind and Solar and Hydro segments which have no recorded book value.
During the three and six months ended June 30, 2026, the Company utilized 924,899 emission credits (June 30, 2025 - 1,498,447 emission credits) with a carrying value of $9 million (June 30, 2025 - $17 million), to settle a portion of the 2025 carbon compliance obligation (June 30, 2025 - 2024 carbon compliance obligation). During the three and six months ended June 30, 2026, $78 million (June 30, 2025 - $103 million) was recognized as a reduction in the Company's carbon compliance costs, which also decreased Accounts Payable and accrued liabilities as at June 30, 2026.
Emission credits can be sold externally or can be used to offset future emission obligations from our gas facilities located in Alberta. The compliance price of carbon for the 2025 and 2026 obligation was $95 per tonne.

TransAlta Corporation	F11

6. Interest Expense
The components of interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2026	2025	2026	2025
Interest on debt	51	51	99	102
Interest on exchangeable debentures	6	6	12	12
Interest on exchangeable preferred shares(1)	7	7	14	14
Interest on lease liabilities	3	4	5	9
Credit facility fees, bank charges and other interest	5	6	11	15
Accretion of provisions	12	14	25	29
Interest expense	84	88	166	181
(1)On July 28, 2026, the Company declared a dividend of $7 million in aggregate on the Series I Preferred Shares at the fixed rate of 1.745% per cent, per share, payable on Aug. 31, 2026.
7. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.
The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
There were no changes in the Company's valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period. Refer to Note 14 of the 2025 audited annual consolidated financial statements for further details.
B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at June 30, 2026
	Cash flow hedges(1)	Not designated as a hedge	Total
Commodity risk management
Current	15	25	40
Long-term	(452)	(60)	(512)
Net commodity risk management liabilities	(437)	(35)	(472)
Other
Current	—	(1)	(1)
Long-term	—	1	1
Net other risk management liabilities	—	—	—
Total net risk management liabilities	(437)	(35)	(472)
(1)Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. Refer to Note 15, section A of the annual consolidated financial statements for the year ended Dec. 31, 2025 for additional disclosure related to the designation of hedges.

F12	TransAlta Corporation

As at Dec. 31, 2025
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	—	4	4
Long-term	—	(494)	(494)
Net commodity risk management liabilities	—	(490)	(490)
Other
Current	—	2	2
Long-term	—	7	7
Net other risk management assets	—	9	9
Total net risk management liabilities	—	(481)	(481)
I. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2026, are as follows: Level I – $7 million net liability (Dec. 31, 2025 – $10 million net liability), Level II – $9 million net asset (Dec. 31, 2025 – $33 million net liability) and Level III – $474 million net liability (Dec. 31, 2025 – $447 million net liability).
Significant changes in commodity net risk management assets and liabilities during the six months ended June 30, 2026, are primarily attributable to volatility in market prices across multiple markets on existing contracts and contract settlements.
The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the six months ended June 30, 2026 and 2025, respectively:

	6 months ended June 30, 2026			6 months ended June 30, 2025
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	—	(447)	(447)	—	(153)	(153)
Changes attributable to:
Change in hedge designation due to IFRS 9 amendment	(442)	442	—	—	—	—
Market price changes on existing contracts	27	(15)	12	—	(118)	(118)
Market price changes on new contracts	—	9	9	—	(4)	(4)
Contracts settled	(10)	(27)	(37)	—	(37)	(37)
Change in foreign exchange rates	(12)	1	(11)	—	6	6
Net risk management liabilities at end of period	(437)	(37)	(474)	—	(306)	(306)
Additional Level III information:
Gains recognized in other comprehensive earnings	7	—	7	—	—	—
Total gains (losses) included in earnings before income taxes	22	(5)	17	—	(116)	(116)
Unrealized gains (losses) included in earnings before income taxes relating to net assets (liabilities) held at period end	11	(32)	(21)	—	(153)	(153)

TransAlta Corporation	F13

As at June 30, 2026, the total Level III risk management asset balance was $50 million (Dec. 31, 2025 – $65 million) and the Level III risk management liability balance was $524 million (Dec. 31, 2025 – $512 million). The net risk management liabilities increased mainly due to volatility in market prices across multiple markets on existing contracts and contract settlements.
Included in the Level III classification are several long-term wind energy sales agreements, including contracts for differences and VPPAs, that are recognized as derivatives for accounting purposes. Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. The effective portion of unrealized gains and losses due to changes in fair value is recognized in other comprehensive income, while the ineffective portion is recognized in revenue. Realized gains and losses are reclassified to revenue when the hedged transactions impact earnings.
The sensitivity tables below reflect the potential impacts of unobservable inputs on the fair value of the long-term wind energy sales agreements for both derivatives designated as hedges and derivatives without hedge designation. These agreements are backed by physical assets to effectively reduce our market exposure.
For a detailed description of the long-term wind energy sales agreements, please refer to Note 14 of the 2025 audited annual consolidated financial statements.

As at	June 30, 2026
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$6 or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$4 or increase of US$17	+27	-44
		Wind discounts	—% decrease or 5% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $5 or increase of $10	+21	-24
		Wind discounts	5% decrease or 5% increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$5 or increase of US$3	+48	-84
		Wind discounts	2% decrease or 7% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that could arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits

As at	Dec. 31, 2025
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$4 or increase of US$17	+26	-43
		Wind discounts	—% decrease or 5% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $21 or increase of $10	+55	-22
		Wind discounts	5% decrease or increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$7 or increase of US$3	+47	-52
		Wind discounts	2% decrease or 6% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that would arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits

F14	TransAlta Corporation

II. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used to manage exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management liabilities with a net fair value of nil as at June 30, 2026 (Dec. 31, 2025 – $9 million net assets) are classified as Level II fair value measurements.
C. Other Financial Assets and Liabilities
The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(2)				Total carrying value(2)
	Level I	Level II	Level III	Total
Long-term debt — June 30, 2026	—	3,119	—	3,119	3,341
Exchangeable securities — June 30, 2026	—	751	—	751	750
Long-term financial asset — June 30, 2026	—	—	143	143	143
Loan receivable — June 30, 2026(1)	—	30	—	30	30
Long-term debt — Dec. 31, 2025	—	3,255	—	3,255	3,447
Exchangeable securities — Dec. 31, 2025	—	752	—	752	750
Long-term financial asset — Dec. 31, 2025	—	—	140	140	140
Loan receivable — Dec. 31, 2025(1)	—	31	—	31	31
(1)Included within Other assets.
(2)Includes current and non-current portions.
The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, bank overdraft, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the finance lease receivables approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.
Long-term Financial Asset
As at June 30, 2026 the carrying amount of Nova facilities totalled $143 million, which approximates fair value. Nova facilities are classified as Level III within the fair value hierarchy as it is determined using a binomial model with multiple inputs such as volatility and equity value for which observable market data is not available. A reasonably possible change in inputs would not result in a material impact in the fair value of the Nova facilities.
Refer to Note 14, Section IV of the 2025 consolidated financial statements for the year ended Dec. 31, 2025 for details.
8. Risk Management
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures.
The Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and risk tolerance. Refer to Note 15 of the 2025 audited annual consolidated financial statements for further details of the Company's risk management activities.

TransAlta Corporation	F15

B. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
i. Commodity Price Risk Management – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
A value at risk (VaR) measure gives, for a specific confidence level, an estimated pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at June 30, 2026, associated with the Company’s proprietary trading activities was $1 million (Dec. 31, 2025 – $1 million).
ii. Commodity Price Risk Management – Generation
The generation segments use various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate.
For positions and economic hedges that do not meet hedge accounting requirements these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at June 30, 2026, associated with these transactions was $5 million (Dec. 31, 2025 – $9 million).
For an estimate of the uncertainty related to long-term power sale and long-term wind energy sales contracts, refer to the Level III measurements table and the related unobservable inputs and sensitivities in Note 7(B)(I).
iii. Commodity Price Risk Management – Hedges
Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. Any ineffectiveness, such as locational price basis differences, is recognized in net earnings. Refer to Note 2 for details.
II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties.
The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2026:

	Investment grade (per cent)	Non-investment grade (per cent)	Total (per cent)	Total amount
Trade and other receivables(1)	82	18	100	659
Long-term finance lease receivable	100	—	100	311
Risk management assets(1)	62	38	100	202
Long-term financial assets(2)	—	100	100	143
Loans receivable(3)	—	100	100	30
Total				1,345
(1)Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)Included within long-term financial assets with counterparties that have no external credit rating. Refer to Note 7 for further details.
(3)Includes $30 million loans receivable included within other assets with counterparties that have no external credit rating.
The Company did not have material expected credit losses as at June 30, 2026. The Company’s maximum exposure to credit risk at June 30, 2026, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit, cash and first priority liens on assets are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at June 30, 2026, was $31 million (Dec. 31, 2025 – $51 million). The Company has counterparty credit insurance programs that mitigate our exposure to credit risk.

F16	TransAlta Corporation

III. Liquidity Risk
The Company has sufficient existing liquidity available to meet its upcoming debt maturities. Our highly diversified asset portfolio, by both fuel type and operating region, and our long-term contracted asset base provide stability in our cash flows.
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes.
A maturity analysis of the Company's financial liabilities is as follows:

	2026	2027	2028	2029	2030	2031 and thereafter	Total
Accounts payable, accrued liabilities and other current liabilities	516	—	—	—	—	—	516
Long-term debt(1)	84	333	166	245	283	2,269	3,380
Exchangeable securities(2)	—	—	—	—	—	750	750
Commodity risk management (assets) liabilities(3)	(37)	2	20	28	27	432	472
Other risk management (assets) liabilities	11	(9)	—	3	2	(7)	—
Lease liabilities	3	6	6	6	5	122	148
Interest on long-term debt and lease liabilities(4)	99	184	166	158	143	732	1,482
Interest on exchangeable securities(2)(4)	26	53	53	53	53	457	695
Dividends payable	21	—	—	—	—	—	21
Total	723	569	411	493	513	4,755	7,464
(1)Excludes impact of hedge accounting and derivatives.
(2)The exchangeable debentures are due May 1, 2039 and the exchangeable preferred shares are perpetual. However, a cash payment could occur after Dec. 31, 2028, at the Company's option, if the exchangeable securities are not exchanged by Brookfield Renewable Partners or its affiliates (collectively Brookfield). At Brookfield's option, the exchangeable securities are currently exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets after Dec. 31, 2024.
(3)Negative amount represents a receivable position or cash inflow.
(4)Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position and excludes the impact of interest rate swaps.
C. Collateral
I. Financial Assets Provided as Collateral
At June 30, 2026, the Company provided $70 million (Dec. 31, 2025 – $92 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included within trade and other receivables in the Condensed Consolidated Statements of Financial Position. At June 30, 2026, the Company provided $21 million (Dec. 31, 2025 – $20 million) in surety bonds as security for commodity trading activities.
II. Financial Assets Held as Collateral
At June 30, 2026, the Company held $23 million (Dec. 31, 2025 – $3 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value.
Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the Condensed Consolidated Statements of Financial Position.
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
At June 30, 2026, the Company had posted collateral of $254 million (Dec. 31, 2025 – $338 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $85 million (Dec. 31, 2025 – $92 million) of collateral to its counterparties.

TransAlta Corporation	F17

9. Property, Plant and Equipment
During the three and six months ended June 30, 2026, the Company had additions of $45 million and $72 million primarily related to assets under construction in the Gas segment. Additions during the six months ended June 30, 2026 also included $102 million from the acquisition of Far North.
During the six months ended June 30, 2026, the Mount Keith West Network Upgrade project was completed. As a result, the Company derecognized assets under construction and recognized a finance lease receivable of $39 million.
10. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding

As at	June 30, 2026	Dec. 31, 2025
Senior unsecured debt	1,674	1,639
Credit facilities	—	95
Non-recourse debt	1,447	1,471
Recourse debt - OCP LP Bond	153	166
Tax equity financing	67	76
Lease liabilities	148	146
Total Credit facilities, long-term debt and lease liabilities	3,489	3,593

Current portion	186	175
Non-current portion	3,303	3,418
Total Credit facilities, long-term debt and lease liabilities	3,489	3,593
The Company's credit facilities are summarized in the table below:

As at June 30, 2026		Utilized
Credit facilities	Facility size	Outstanding letters of credit(2)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility(1)	1,900	373	—	1,527	Q2 2029
Bilateral credit facilities(1)	240	155	—	85	Q2 2027
Heartland EDC letter of credit facility	30	8	—	22	Q4 2026
Heartland DSR letter of credit facility	27	20	—	7	Q4 2027
Heartland revolving facility	25	—	—	25	Q4 2027
Total committed	2,222	556	—	1,666
Non-committed
Demand facility	400	217	—	183	N/A
Total Non-committed	400	217	—	183
(1)The Company extended the maturity dates of syndicated and bilateral credit facilities on July 17, 2026. Refer to section "E. Credit Facility Extension" below.
(2)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities.

F18	TransAlta Corporation

The credit facilities are the primary source of short-term liquidity after the cash flow generated from the Company's business.
TransAlta's debt has terms and conditions, including financial covenants, that are considered ordinary and customary. As at June 30, 2026, the Company was in compliance with all of its debt covenants and all undrawn amounts under the credit facilities are fully available.
B. Restrictions Related to Non-Recourse and Other Debt
All non-recourse debt and the OCP LP Bond, with a total carrying value of $1.6 billion as at June 30, 2026 (Dec. 31, 2025 – $1.6 billion), are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. At June 30, 2026, $72 million (Dec. 31, 2025 – $101 million) of cash was subject to these financial restrictions.
Upon meeting certain distribution tests, typically performed once per quarter, the funds can be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the second quarter of 2026.
At June 30, 2026, $10 million (AU$10 million) of funds held by TEC Hedland Pty Ltd. cannot be accessed by other corporate entities as the funds must be solely used by the project entities and to pay major maintenance costs. Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
C. Restricted Cash
As at June 30, 2026, the Company had nil (Dec. 31, 2025 – $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account in the third and fourth quarters of the year to fund scheduled future debt repayments.
The Company also had $4 million (Dec. 31, 2025 – $4 million) of restricted cash related to holdbacks associated with the sale of the Poplar Hill and Rainbow Lake facilities, which the Company divested in accordance with a consent agreement entered into with the Commissioner of Competition for Canada (Required Divestitures) and $56 million (Dec. 31, 2025 – $57 million) of restricted cash related to the TEC Hedland Pty Ltd. bond. These cash reserves are required to be held under commercial arrangements and for debt service, which may be replaced by letters of credit in the future.
D. Currency Impacts
The strengthening of the U.S. dollar has increased the U.S. dollar-denominated long-term debt balances, mainly the senior notes and tax equity financings, by $38 million during the six months ended June 30, 2026 (June 30, 2025 – decreased $54 million due to the weakening of the U.S. dollar). Almost all of the U.S.-dollar-denominated debt is hedged either through financial contracts or a hedge of net investments in U.S. operations.
Additionally, the strengthening of the Australian dollar has increased the Australian-dollar-denominated non-recourse senior secured notes balance by approximately $44 million during the six months ended June 30, 2026 (June 30, 2025 – decreased by $2 million due to weakening of the Australia dollar). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income (loss).
E. Credit Facility Extension
On July 17, 2026, the Company executed agreements to extend committed credit facilities totalling $2.1 billion with a syndicate of lenders. The revised agreements extend the maturity dates of the syndicated credit facility from June 30, 2029 to June 30, 2030 and the bilateral credit facilities from June 30, 2027 to June 30, 2028.

TransAlta Corporation	F19

11. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

6 months ended June 30,	2026		2025
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	296.7	3,169	297.5	3,179
Issued under public offering(1)	18.2	338	—	—
Purchased and cancelled under the NCIB(2)	—	—	(1.9)	(20)
Share-based payment plans	0.9	4	0.8	7
Stock options exercised	0.2	2	—	—
Issued and outstanding, end of period	316.0	3,513	296.4	3,166
(1)Net of after-tax issuance costs of $12 million (issuance costs of $16 million less tax-effect of $4 million).
(2)Shares purchased by the Company under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings (deficit).
B. Public Offering
On June 9, 2026, TransAlta completed a public offering of 18,230,000 common shares at a price of $19.20 per share for total gross proceeds of approximately $350 million.
C. Dividends
On July 28, 2026, the Company declared a quarterly dividend of $0.070 per common share, payable on Oct. 1, 2026. There have been no material transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.
D. Earnings Per Share
Net earnings (loss) attributable to common shareholders used in calculating basic and diluted net earnings (loss) per share reflects net earnings (loss) attributable to TransAlta shareholders, less preferred-share dividends declared and any cumulative preferred-share dividend entitlements for the period.
12. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.
Series B Cumulative Redeemable Floating Rate First Series B Preferred Shares conversion
On March 31, 2026, holders of Series B preferred shares converted 1,148,549 of the 2,370,087 outstanding Series B shares into Series A shares on a one‑for‑one basis.
As a result, on June 30, 2026, the Company had 10,778,462 Series A preferred shares issued and outstanding and 1,221,538 Series B preferred shares issued and outstanding.
The number of Series C, D, E and G preferred shares issued and outstanding remains unchanged since Dec. 31, 2025.
B. Dividends
On July 28, 2026, the Company declared quarterly preferred share dividends, payable on Sept. 30, 2026, as follows: $0.29888 per Series A share, $0.2743 per Series B share, $0.36588 per Series C share, $0.34172 per Series D share, $0.43088 per Series E share and $0.42331 per Series G share.

F20	TransAlta Corporation

13. Cash Flow Information
Change in Non-Cash Operating Working Capital

	3 months ended June 30		6 months ended June 30
	2026	2025	2026	2025
Source (use):
Accounts receivable	(1)	87	97	16
Prepaid expenses	(11)	2	(25)	(17)
Income taxes receivable	(1)	(2)	(22)	(38)
Inventory	(8)	(5)	(12)	(4)
Accounts payable, accrued liabilities and provisions	(101)	(183)	(133)	(158)
Income taxes payable	2	20	(6)	3
Change in non-cash operating working capital	(120)	(81)	(101)	(198)
14. Commitments and Contingencies
During the six months ended June 30, 2026, the Company entered into a $45 million maintenance agreement for one of its facilities, running until 2036, and signed a turbine reservation contract with a remaining expected payment of $28 million due in Oct. 2026. The Company has not incurred any other additional material contractual commitments, either directly or through its interests in joint operations and joint ventures.
There were no material changes to the contingencies during the six months ended June 30, 2026.
Refer to Note 36 of the 2025 audited annual consolidated financial statements for the current material outstanding commitments and contingencies.
15. Related-Party Transactions
There were no material related party transactions during the six months ended June 30, 2026.
Refer to Note 35 of the 2025 audited annual consolidated financial statements for further details.
16. Segment Disclosures
A. Description of Reportable Segments
The Company is comprised of four generation segments: Hydro, Wind and Solar, Gas and Energy Transition and two non-generation segments: Energy Marketing and Corporate.
During the first quarter of 2026, the Company updated its assessment of reportable segments to reflect changes in how the Chief Operating Decision Maker (CODM) makes operating decisions, assesses performance and allocates resources. As a result of the reassessment, the Company concluded that the Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment, primarily due to Centralia Unit 2 ceasing coal-fired operations, as scheduled at the end of 2025 in the normal course, however the unit remains available to operate in accordance with and for the duration of the order received from the United States Department of Energy.
Accordingly, as at June 30, 2026 the Company has five reportable segments, reflecting the revised assessment for the Energy Transition segment compared to six reportable segments as at Dec. 31, 2025.
The segment results are presented using Adjusted EBITDA, consistent with the measure reviewed by the CODM when assessing performance and making operating decisions across the Company's segments.
The tables below show the reconciliation of the total segment results and Adjusted EBITDA (non-IFRS measure) to the statement of earnings reported under IFRS.

TransAlta Corporation	F21

B. Reported Adjusted Segment Earnings
I. Reconciliation of Adjusted EBITDA to Earnings before Income Tax

	Reportable Segments
3 months ended June 30, 2026	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	100	115	293	27	(46)	3	492	(5)	—	487
Reclassifications and adjustments:
Unrealized mark-to-market loss (gain)	3	7	—	(8)	—	—	2	—	(2)	—
Decrease in finance lease receivable	—	—	8	—	—	—	8	—	(8)	—
Finance lease income	—	2	4	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted Revenue	103	124	304	19	(46)	3	507	(5)	(15)	487
Fuel and purchased power	(4)	(4)	(97)	—	(1)	—	(106)	—	—	(106)
Carbon compliance recovery	—	—	6	—	46	—	52	—	—	52
Adjusted Gross Margin	99	120	213	19	(1)	3	453	(5)	(15)	433
OM&A	(11)	(26)	(77)	(9)	(43)	(10)	(176)	1	—	(175)
Reclassifications and adjustments:
Termination and restructuring costs	—	—	—	—	7	—	7	—	(7)	—
Centralia community fund expense	—	—	—	—	—	4	4	—	(4)	—
ERP integration costs	—	—	—	—	1	—	1	—	(1)	—
Adjusted OM&A	(11)	(26)	(77)	(9)	(35)	(6)	(164)	1	(12)	(175)
Taxes, other than income taxes	(1)	(5)	(5)	—	—	—	(11)	—	—	(11)
Net other operating income	—	1	11	—	—	1	13	—	—	13
Adjusted EBITDA(3)	87	90	142	10	(36)	(2)	291
Equity income										1
Finance lease income										6
Depreciation and amortization										(105)
Asset impairment charges										(11)
Interest income										7
Interest expense										(84)
Foreign exchange gain										6
Earnings before income taxes										80
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

F22	TransAlta Corporation

	Reportable Segments
3 months ended June 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	129	59	204	38	(67)	73	436	(3)	—	433
Reclassifications and adjustments:
Unrealized mark-to-market loss (gain)	18	68	71	(2)	—	15	170	—	(170)	—
Decrease in finance lease receivable	—	—	7	—	—	—	7	—	(7)	—
Finance lease income	—	2	3	—	—	—	5	—	(5)	—
Revenues from Required Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
Unrealized foreign exchange gain on commodity	—	—	—	(2)	—	—	(2)	—	2	—
Adjusted Revenues	147	129	282	34	(67)	88	613	(3)	(177)	433
Fuel and purchased power	(7)	(9)	(106)	—	—	(51)	(173)	—	—	(173)
Reclassifications and adjustments:
Fuel and purchased power related to the Required Divestitures	—	—	1	—	—	—	1	—	(1)	—
Adjusted Fuel and Purchased Power	(7)	(9)	(105)	—	—	(51)	(172)	—	(1)	(173)
Carbon compliance (costs) recovery	—	(1)	8	—	67	—	74	—	—	74
Adjusted Gross Margin	140	119	185	34	—	37	515	(3)	(178)	334
OM&A	(13)	(25)	(65)	(8)	(45)	(18)	(174)	1	—	(173)
Reclassifications and adjustments:
OM&A related to the Required Divestitures	—	—	1	—	—	—	1	—	(1)	—
ERP integration costs	—	—	—	—	6	—	6	—	(6)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	1	—	1	—	(1)	—
Adjusted OM&A	(13)	(25)	(64)	(8)	(38)	(18)	(166)	1	(8)	(173)
Taxes, other than income taxes	(1)	(5)	(5)	—	(1)	—	(12)	—	—	(12)
Net other operating income	—	—	12	—	—	—	12	—	—	12
Adjusted EBITDA(3)	126	89	128	26	(39)	19	349
Equity income										1
Finance lease income										5
Depreciation and amortization										(150)
Asset impairment charges										(13)
Interest income										6
Interest expense										(88)
Foreign exchange loss										(17)
Loss before income taxes										(95)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F23

	Reportable Segments
6 months ended June 30, 2026	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	157	240	641	66	(45)	5	1,064	(12)	—	1,052
Reclassifications and adjustments:
Unrealized mark-to-market loss (gain)	—	13	(18)	(19)	—	—	(24)	—	24	—
Decrease in finance lease receivable	—	1	15	—	—	—	16	—	(16)	—
Finance lease income	—	3	10	—	—	—	13	—	(13)	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted Revenue	157	257	646	47	(45)	5	1,067	(12)	(3)	1,052
Fuel and purchased power	(8)	(11)	(251)	—	(1)	—	(271)	—	—	(271)
Carbon compliance (costs) recovery	—	—	(33)	—	46	—	13	—	—	13
Adjusted Gross Margin	149	246	362	47	—	5	809	(12)	(3)	794
OM&A	(25)	(51)	(139)	(20)	(105)	(18)	(358)	2	—	(356)
Reclassifications and adjustments:
Termination and restructuring costs	—	—	—	—	18	—	18	—	(18)	—
Legal costs related to arbitration proceedings	—	—	—	—	9	—	9	—	(9)	—
Centralia community fund expense	—	—	—	—	—	11	11	—	(11)	—
ERP integration costs	—	—	—	—	4	—	4	—	(4)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	1	—	1	—	(1)	—
Adjusted OM&A	(25)	(51)	(139)	(20)	(73)	(7)	(315)	2	(43)	(356)
Taxes, other than income taxes	(2)	(12)	(10)	—	—	—	(24)	—	—	(24)
Net other operating income	—	14	22	—	—	1	37	—	—	37
Reclassifications and adjustments:
Legal settlement recoveries	—	(12)	—	—	—	—	(12)	—	12	—
Adjusted Net Other Operating Income	—	2	22	—	—	1	25	—	12	37
Adjusted EBITDA(3)	122	185	235	27	(73)	(1)	495
Equity income										4
Finance lease income										13
Depreciation and amortization										(210)
Asset impairment charges										(5)
Interest income										14
Interest expense										(166)
Foreign exchange gain										4
Loss on sale of assets and other										(2)
Earnings before income taxes										103
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

F24	TransAlta Corporation

	Reportable Segments
6 months ended June 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments	Reclass adjustments	IFRS financials
Revenues	215	166	594	65	(66)	227	1,201	(10)	—	1,191
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	104	39	(1)	—	14	153	—	(153)	—
Decrease in finance lease receivable	—	1	14	—	—	—	15	—	(15)	—
Finance lease income	—	3	8	—	—	—	11	—	(11)	—
Revenues from Required Divestitures	—	—	(7)	—	—	—	(7)	—	7	—
Unrealized foreign exchange gain on commodity	—	—	—	(2)	—	—	(2)	—	2	—
Adjusted Revenues	212	274	648	62	(66)	241	1,371	(10)	(170)	1,191
Fuel and purchased power	(11)	(19)	(269)	—	(2)	(149)	(450)	—	—	(450)
Reclassifications and adjustments:
Fuel and purchased power related to the Required Divestitures	—	—	3	—	—	—	3	—	(3)	—
Adjusted Fuel and Purchased Power	(11)	(19)	(266)	—	(2)	(149)	(447)	—	(3)	(450)
Carbon compliance (costs) recovery	—	(2)	(41)	—	68	—	25	—	—	25
Adjusted Gross Margin	201	253	341	62	—	92	949	(10)	(173)	766
OM&A	(26)	(54)	(124)	(15)	(94)	(35)	(348)	2	—	(346)
Reclassifications and adjustments:
OM&A related to the Planned Divestitures	—	—	3	—	—	—	3	—	(3)	—
ERP integration costs	—	—	—	—	10	—	10	—	(10)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	5	—	5	—	(5)	—
Adjusted OM&A	(26)	(54)	(121)	(15)	(79)	(35)	(330)	2	(18)	(346)
Taxes, other than income taxes	(2)	(10)	(10)	—	(1)	(1)	(24)	—	—	(24)
Net other operating income	—	4	22	—	—	—	26	—	—	26
Reclassifications and adjustments:
Insurance recovery	—	(2)	—	—	—	—	(2)	—	2	—
Adjusted Net Other Operating Income	—	2	22	—	—	—	24	—	2	26
Adjusted EBITDA(3)	173	191	232	47	(80)	56	619
Equity income										3
Finance lease income										11
Depreciation and amortization										(296)
Asset impairment charges										(28)
Interest income										11
Interest expense										(181)
Foreign exchange loss										(21)
Fair value change in contingent consideration										34
Loss on sale of assets and other										(1)
Loss before income taxes										(46)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment starting Jan. 1, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F25